June 26, 2009
Via facsimile and U.S. Mail
Mail Stop 3561
John Reynolds, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549

Re:	Psychemedics Corporation Form 10-K for fiscal year ended December 31, 2008 Filed March 27, 2009 File No. 001-13738
Dear Mr. Reynolds:
          We are counsel to Psychemedics Corporation (the “Company”) and are responding to your comment letter dated June 19, 2009 with respect to the above referenced filing by the Company. As requested, the numbers below correspond to your comment numbers. In addition, we have restated each of your comments below to assist in your review of our response.

Securities and Exchange Commission
June 26, 2009

Item 9A (T) Controls and Procedures, page 41
1.	SEC Comment:
We note your statement that disclosure controls and procedures were effective for ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to clarify, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Alternatively, you may simply state your conclusion that your disclosure controls and procedures are effective or ineffective. In your response please also clarify the effectiveness for the complete definition of disclosure controls and procedures as of December 31, 2008. See Exchange Act Rule 13a-15(e).

Company Response:

As requested, in future filings, the Company will revise to clarify, if true, that its disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including the Company’s principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

This will also confirm that, based on the Company’s evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2008, the Company’s Chief Executive Officer and its principal financial officer concluded that the Company’s disclosure controls and procedures were effective for ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that its disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including the Company’s principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

Securities and Exchange Commission
June 26, 2009

7. Stock Based Awards, page 37.
2.	SEC Comment:

In future filings please include all of the applicable disclosure requirements required by SFAS No. 123(R). More specifically we refer you to the following paragraphs in the Statement:
•	Paragraph A240.e. and the requirement to more fully disclose the method and assumptions used for measuring compensation cost for stock-based awards;

•	Paragraph A240.b.(l) which requires disclosing the weighted average exercise price per share and weighted average remaining contractual life for stock unit awards; and

•	The non-vested share information required by paragraph A 240.b.(2).
Company response:

In future filings, the Company will include all applicable disclosure requirements required by SFAS No. 123(R), including: (i) a more complete disclosure of the methods and assumptions used for measuring the compensation cost for stock-based awards; (ii) disclosure of the weighted average exercise price per share and weighted average remaining contractual life for stock unit awards; and (iii) the non-vested share information required by paragraph A 240.b.(2).
Exhibit Index
Exhibits 31.1 and 31.2
3.	SEC Comment:

Please eliminate the titles of your certifying officers in the introductory lines of your certifications. See Item 601(b)(31) of Regulation S-K. Please confirm the inclusion of titles in each of the first lines of these certifications is not intended to limit the capacity of the individuals to provide certification in Form 10-K.

Securities and Exchange Commission
June 26, 2009

Company Response:

In future filings, the Company will eliminate the titles of its certifying officers in the introductory lines of the certifications. On behalf of the Company, we hereby confirm that the inclusion of the titles in each of the first lines of these certifications with respect to the Company’s Annual Report on Form 10-K for 2008 was not intended to limit the capacity of the individual to provide certification in such report, but that each of their respective certificates was provided to you in such officer’s individual capacity.

4.	SEC Comment

We note that Exhibit 31.2 to your Form 10-K filed on March 27, 2009 is signed by your “Vice President, Controller.” Item 601 (b)(31) of Regulation S-K requires that you provide a certification for your principal financial officer. Please revise the certification to include the principal financial officer’s title at the end of the certification.

Company Response:

In future filings, the certifications of the principal financial officer will include below his signature that he is the principal financial officer of the Company. This will also confirm that with respect to the Company’s Form 10-K for 2008, Raymond J. Ruddy was, in fact, the principal financial officer of the Company when he signed the certification set forth in Exhibit 31.2.
     Included with our response is a copy of the Commission’s June 19, 2009 comment letter and a statement from the Company (Exhibit A) that includes the acknowledgement requested.
     Please time and date stamp the enclosed copy of this letter and return it to the undersigned in the enclosed self addressed stamped envelope.

Securities and Exchange Commission
June 26, 2009

     It would be greatly appreciated if you would call the undersigned if you have any questions concerning the responses set forth in this letter.

Very truly yours, LYNCH, BREWER, HOFFMAN & FINK, LLP
By:	/s/ Patrick J. Kinney, Jr.
Patrick J. Kinney, Jr.

cc: Dana Brown, Esq.
Division of Corporation Finance
(via facsimile)
Raymond C. Kubacki
Raymond J. Ruddy
Psychemedics Corporation
BDO Seidman LLP
PJK/
292219.2

Exhibit A
[Psychemedics Corporation letterhead]
June 26, 2009
Mail Stop 3561
John Reynolds, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549

Re:	Psychemedics Corporation Form 10-K for fiscal year ended December 31, 2008 Filed March 27, 2009 File No. 001-13738
Dear Mr. Reynolds:
     We are in receipt of your comment letter dated June 19, 2009 in regards to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. As requested, we hereby acknowledge the following.
1.	Psychemedics Corporation (the “Company”) is responsible for the adequacy and accuracy of the disclosures in the Form 10-K (the “filing”);

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
June 26, 2009

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
     In addition, the Company understands and acknowledges that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance.

Very truly yours, PSYCHEMEDICS CORPORATION
By:	/s/ Raymond R. Ruddy
Raymond J. Ruddy
Vice President and Controller (principal financial officer)

PJK/
292235.1